SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 CURRENT REPORT

                          Date of Report: June 30, 2003

                               IWI HOLDING LIMITED
             (Exact name of registrant as specified in its charter)


         Oakmont Centre, 1010 Executive Court, #300, Westmont, IL 60559
                    (Address of Principal Executive Offices)

       Registrant's telephone number, including area code: (630) 887-2388

         BVI                            0-25108                 None
 ---------------------------    -----------------------   -------------------
(State or other jurisdiction    (Commission File Number)  (IRS Employer
 of incorporation)                                        Identification No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F       X                          Form 40-F
                  --------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes                                    No    X
                                                   -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                         IWI HOLDING LIMITED ANNOUNCES
                             SECOND QUARTER RESULTS

         WESTMONT, ILLINOIS - September 15, 2003 -- IWI Holding Limited (OTCBB - JEWLF), a U.S. based designer, merchandiser, and wholesale distributor of fine jewelry, today reported its results of operations for the second quarter ended June 30, 2003.

         For the second quarter of 2003, IWI reported a net loss of $737,000 or $0.29 per share on net sales of $5,079,000 compared to a net loss of $83,000 or $0.03 per share on net sales of $5,320,000 for the comparable period in 2002.

         For the six months ended June 30, 2003, the Company reported a net loss of $1,121,000, or $0.44 per share on net sales of $9,603,000 compared to a net loss of $404,000 or $0.16 per share on net sales of $9,076,000 for the comparable period in 2002.

         Sales for the six-month period ended June 30, 2003 increased $527,000 or 5.8% to $9,603,000 for the same period a year ago. Included in the reported sales were liquidation sales of $544,000 in 2003 vs. $317,000 for the same period in 2002, an increase of $227,000. Sales excluding liquidation sales increased $300,000 or 3.4%. This increase in sales overcame an increase in returns from customers in 2003 of $1,781,000, ($2,742,000 in 2003 vs. $961,000
in 2002). The large returns experienced in 2003 primarily reflect discontinuance of certain items due to slower than anticipated sell through at one of the Company's largest customers. These discontinued items were replaced with other of the Company's products but due to the on hand inventory at this customer these returns had a negative impact on overall sales growth as well as gross profit and margin. With the change in product with this customer, increased sell through is expected and the long term effect to the Company's sales and profitability is expected to be positive although the impact will not be sufficient to offset the losses generated by this program change in 2003. Gross profit decreased $283,000 or 15.24% for the six month period ended June 30, 2003 and reflects the combination of increased returns and lower margin programs reflecting the continuing tight economic conditions experienced in the first half of 2003. Gross profit for the second quarter decreased $434,000 or 38.1% from the same period a year ago reflecting the large returns and aggressive liquidation program resulting in a loss within the quarter of $105,000.

         Selling, General and Administrative expenses increased $390,000 or 18.1% for the six month period and increased $181,000 or 15.5% in the second quarter. These increases were due primarily to increased salaries and related costs principally caused by staffing levels in the production and quality control areas ($187,000), a casualty loss net of insurance recovery on a lost product shipment ($100,000), and legal, professional and bank charges relating to the refinancing put in place in May of 2003 ($101,000). Interest expense increased $44,000 or 43.1% to $146,000 for the six months ending June 30, 2003 and increased $39,000 or 75.0% to $91,000 for the second quarter, reflecting increased borrowing and certain interest up charges by the prior lender which in part precipitated the change in financial institutions in May 2003.

         On May 29, 2003 the Company entered into a credit agreement with a new financial institution, whereby the Company can borrow up to $5.0 million, plus a seasonal over-line amount of $1.5 million. The total credit facility is governed by a formula, as defined in the agreement, based principally on accounts receivable and inventory levels. This agreement provides, among other things, that the credit facilities are collateralized by substantially all the assets of the Company. The credit agreement matures in two years, or may be accelerated by the lender upon certain events as specified in the loan agreement. An officer of the Company has agreed to personally guarantee up to $1,000,000 of the borrowing. This loan replaces the credit facility put in place in September 2001.

         The Company expects to gain market share with several of its established customers during 2003 as well as through expansion of its customer base. This is a result of the Company's commitment to continuously furnish quality new product design, ability to deliver goods timely, ability to interface with customer systems and an ongoing support of the customers' retail programs. Due to the seasonality of the business the Company expects to continue to report losses through the third quarter but report profitable results for the fourth quarter.

         This release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company's actual results could differ materially from those set forth in the forward-looking statements as a result of among other factors, the risk factors set forth above, and in the Company's filings with the Securities and Exchange Commission, changes in general economic conditions and changes in the assumptions used in making such forward-looking statements.

                               IWI HOLDING LIMITED

                           CONSOLIDATED BALANCE SHEETS

                        (in thousands, except share data)



                                                                  (Unaudited)
                                                                     June                 December 31

ASSETS                                                               2003                    2002
------                                                               ----                    ----


Current Assets:
     Cash                                                            $  158                 $   16
     Accounts Receivable, Less
     Allowances for Doubtful
          Accounts of $554 in 2003
          and $568 in 2002                                            4,109                  3,851
     Inventories                                                      9,352                  9,605
     Deferred Income Taxes                                              156                    156
     Prepaid Expenses                                                   209                    302
                                                               -------------           ------------
Total Current Assets                                                 13,984                 13,930
                                                               -------------           ------------

Property and Equipment                                                2,942                  2,932
     Less Accumulated Depreciation                                  (2,693)                (2,607)
                                                               -------------           ------------
Property and Equipment - Net                                            249                    325
                                                               -------------           ------------
Total Assets                                                       $ 14,233                $14,255
                                                               =============           ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
     Line of Credit                                                 $ 4,968                $ 3,104
     Notes Payable                                                      230                    315
     Accounts Payable, Trade                                          5,006                  4,574
     Accounts Payable to Affiliated Company                           1,019                  1,758
     Accrued Advertising                                                128                    236
     Accrued Liabilities                                                669                    933
                                                               -------------           ------------
Total Current Liabilities                                            12,020                 10,920
                                                               -------------           ------------


Stockholders' Equity:
     Preferred Stock, $1 Par Value; 5,000,000 Shares
     Authorized; 3,644,880 Shares Issued and Outstanding              3,645                  3,645
     Common Stock, No Par Value; 10,000,000 Shares
     Authorized; 2,554,700 Shares Issued and
     Outstanding                                                          -
                                                                                                 -
     Additional  Paid in Capital                                     12,446                 12,446
     Retained Earnings (Deficit)                                   (13,878)               (12,756)
                                                               -------------           ------------
     Total Stockholders' Equity                                       2,213                  3,335
                                                               -------------           ------------
Total Liabilities and Stockholders' Equity                         $ 14,233                $14,255
                                                               =============           ============

                               IWI HOLDING LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                        (In thousands, except share data)

                                   (Unaudited)


                                                 Three Months Ended               Six Months Ended

                                                       June 30                         June 30
                                                      --------                        ---------

                                                  2003         2002              2003         2002
                                                  ----         ----              ----         ----


Net Sales                                      $ 5,079       $ 5,320           $ 9,603       $ 9,076

Cost of Sales                                    4,373         4,180             8,029         7,219

                                              ---------      --------          --------      ---------

     Gross Profit (Loss)                           706         1,140             1,574         1,857

Selling, general and administrative expenses     1,352         1,171             2,549         2,159

                                              ---------      --------          --------      ---------

     Income (Loss) from Operations                (646)          (31)             (975)         (302)

Interest Expense                                    91            52               146           102
                                              ---------      --------          --------      ---------
     Income (Loss) before Income                  (737)          (83)           (1,121)         (404)

Taxes                                                -             -                 -             -
                                              ---------      --------          --------      ---------
Income taxes (benefit)

     Net Income (Loss)                          $ (737)        $ (83)          $(1,121)       $ (404)

                                              =========     =========          ========      =========

Net Income (Loss) per Common Share             $ (0.29)      $ (0.03)          $ (0.44)      $ (0.16)

                                              =========     =========          ========      =========
Weighted Average Number of
     Common Shares Outstanding               2,554,700     2,554,700         2,554,700     2,554,700

                                             ==========    ==========         =========     ==========

                                IWI HOLDING, LTD
                      Consolidated Statement of Cash Flows
                                 (In Thousands)
                                   (Unaudited)



                                                                   Six Months          Twelve Months
                                                                     Ended                Ended
                                                                  June 30, 2003      December 31, 2002
                                                                  -------------     -----------------

Cash Flows From Operating Activities:


Net Income (Loss)                                                   $(1,121)           $   278
     Adjustment to reconcile net income loss to net
     cash used on operating activities:
         Depreciation and amortization
                                                                        86                 205
         Provision for doubtful accounts
                                                                         4                  53
         Changes in operating assets and liabilities:
            Accounts receivable
                                                                     (262)                 536
            Inventories
                                                                      253               (3,417)
            Deferred income taxes
                                                                        -                  (36)
            Prepaid expenses
                                                                       93                 (113)
            Accounts payable trade
                                                                      432                2,377
            Accounts payable trade affiliated companies
                                                                     (739)                 977
            Accrued liabilities
                                                                     (373)                (344)
                                                               ------------           ----------

Net cash provided by (used in) operating activities:
                                                                   (1,627)                 516
                                                               ------------           -----------

Investing activities:
     Purchases of property and equipment
                                                                      (10)                 (42)
     Proceeds from sale of equipment
                                                                        -                    -
     Proceeds from sale of assets held for disposal
                                                                        -                    -
                                                               ------------           -----------

Net cash generated (used in) investing activities
                                                                      (10)                 (42)
                                                               ------------           -----------


Cash Flows from Financing Activities
     Borrowings from (payments on) notes payable to employees
                                                                      (85)
                                                                                           305
     Proceeds from (payments on) lines of credit, net
                                                                    1,864                 (963)
                                                               ------------           -----------

Net cash provided by (used in) financing activities
                                                                    1,779                 (658)
                                                               ------------           -----------

Net increase (decrease) in cash
                                                                      142                 (184)

Cash at beginning of year/period
                                                                       16                  200
                                                               ------------           -----------

Cash at End of Period                                              $  158               $   16
                                                               ============           ===========


                                   Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                IWI HOLDINGS LIMITED

                                /s/ Joseph K. Lau
                                --------------------------------------
                                  Joseph K. Lau
                                  President & Chief Executive Officer

Date: September 15 2003